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Christopher Christian christopher.christian@dechert.com +1 617 728 7173 Direct

December 16, 2024

David Manion

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0504

Re:	Wellington Global Multi-Strategy Fund File Nos: 333-280239, 811-23973

Dear Mr. Manion:

We are writing in response to comments provided telephonically on December 12, 2024 with respect to the registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) filed on December 2, 2024 on behalf of Wellington Global Multi-Strategy Fund (the “Fund”), a closed-end management investment company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 4 to its Registration Statement, which reflects the disclosure changes discussed below. On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1.       Please confirm in correspondence whether the expense limitation agreement has an expiration date.

Response 1.        The Fund confirms that the expense limitation agreement will be in effect for no less than one year from the effective date of the Fund’s Registration Statement. With Pre-Effective Amendment No. 4, the Fund is filing an amended and restated expense limitation agreement that states that the agreement “shall commence on the date the Fund commences operations and shall continue in effect for a period of one year or until December 31, 2025, whichever is longer.” No other changes were made to the text of the expense limitation agreement filed on December 2, 2024.

Comment 2.      Please explain in correspondence the components of “Other Expenses” in the Annual Fund Expenses table. Specifically, please identify what expenses are included in “Other Expenses” besides the administration fee, organizational and offering costs and fees payable to the Independent Trustees.

Response 2.        The expenses included as “Other Expenses” in the Annual Fund Expenses table, separate from the Distribution Fee and Shareholder Servicing Fee, were the administration fee under the Fund’s Supervision and Administration Agreement, Trustee fees and expenses, organizational and offering costs and brokerage fees and commissions.

Comment 3.       Please explain in correspondence the components of the 2.50% expense reimbursement shown in the Annual Fund Expenses table.

Response 3.       The expense reimbursement amount shown in the Annual Fund Expenses table was comprised of amounts attributable to the administration fee under the Fund’s Supervision and Administration Agreement, Trustee fees and expenses and organizational and offering costs.

Comment 4.       Please add additional detail as necessary to footnote 6 to the Annual Fund Expenses table, which describes the “Other Expenses” line in the table.

Response 4.         The text of footnote 6 to the Annual Fund Expenses table has been revised to state the following:

“Other expenses include the administration fee under the Fund’s Supervision and Administration Agreement plus Trustee fees and expenses, organizational and offering costs and brokerage fees and commissions.”

Comment 5.       In footnote 9 to the Annual Fund Expenses table, please add disclosure concerning the expense limitation agreement’s expiration date. See Comment 1.

Response 5.         The text of footnote 9 to the Annual Fund Expenses table has been revised as follows:

Current sentence: “The Expense Limitation Agreement will remain in effect for a one-year period from the date of this prospectus, unless and until the Board approves its modification or termination.”

Revised sentence: “The Expense Limitation Agreement will remain in effect for a one-year period from the date the Fund commences operations or until December 31, 2025, whichever is longer, unless and until the Board approves its modification or termination.”

Corresponding edits have been made to equivalent language elsewhere in the Registration Statement.

Comment 6.      In the first sentence of the paragraph immediately following the Expense Example, please add specific reference to the Performance Fee and Reimbursable Pass-Through Expense. For example, “The example and the expenses in the table above, including the Performance Fee and Reimbursable Pass-Through Expense, should not be considered a representation . . . .”

Response 6.          The first sentence of the paragraph immediately following the Expense Example has been revised as follows:

“The example and the expenses in the table above, including the Performance Fee and Reimbursable Pass-Through Expense, should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown.”

Comment 7.       In the “Reimbursable Pass-Through Expense” subsection of the section titled “Investment Management Fee, Performance Fee, Reimbursable Pass-Through Expense,” it is stated that “The Investment Management Agreement provides that the Reimbursable Pass-Through Expense determined as of the end of any fiscal year shall not exceed 3.50% of Fund average net assets.” Please confirm in correspondence that there is no expiration of this limitation.

Response 7.          The Fund confirms that the Investment Management Agreement contains no expiration of the noted limitation on the Reimbursable Pass-Through Expense. The relevant sentence in the Investment Management Agreement states, “However, the Reimbursable Pass-Through Expense shall not exceed 3.50% of Fund average net assets.”

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (617) 728-7173.

Sincerely,

/s/ Christopher D. Christian
Christopher D. Christian